UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EnerNOC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

292764 10 7

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292764 10 7

1.	Names of Reporting Persons Draper Fisher Jurvetson New England Fund I (SBIC), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,011,828

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,011,828

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,828

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.31%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 292764 10 7

1.	Names of Reporting Persons Draper Fisher Jurvetson New England Fund I (SBIC), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,011,828

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,011,828

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,828

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.31%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 292764 10 7
Item 1.
	(a)	Name of Issuer EnerNOC, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 75 Federal Street Boston, MA 02110

Item 2.
	(a)	Name of Person Filing The reporting persons are: Draper Fisher Jurvetson New England Fund I (SBIC), L.P. (the “Fund”) Draper Fisher Jurvetson New England Fund I (SBIC), LLC (the “GP”)
	(b)	Address of Principal Business Office or, if none, Residence The address of each of the reporting persons is: One Broadway, 14th Fl, Cambridge, MA 02142
	(c)	Citizenship Fund Delaware GP Delaware
	(d)	Title of Class of Securities This Schedule 13G report relates to the Common Stock, par value $0.001 per share, of EnerNOC, Inc. (“Common Stock”)
	(e)	CUSIP Number 292764 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

CUSIP No. 292764 10 7
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2007, the Fund was the record holder of 1,011,828 shares of Common Stock (the “Record Shares”).  The GP, as the sole general partner of the Fund, may be deemed to own beneficially the Record Shares.

	(b)	Percent of class:

Fund	5.31%
GP	5.31%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
Fund: (i) sole voting power = 1,011,828; (ii) shared voting power = 0; (iii) sole dispositive power = 1,011,828; (iv) shared dispositive power = 0
GP: (i) sole voting power = 1,011,828; (ii) shared voting power = 0; (iii) sole dispositive power = 1,011,828; (iv) shared dispositive power = 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 292764 10 7
Item 10.	Certification
Not applicable.
This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 20008.

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), L.P.

By	Draper Fisher Jurvetson New England Fund I
(SBIC), LLC, Sole General Partner

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), LLC

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member

CUSIP No. 292764 10 7

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of EnerNOC, Inc.

EXECUTED as a sealed instrument this 11th day of February, 2008.

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), L.P.

By	Draper Fisher Jurvetson New England Fund I
(SBIC), LLC, Sole General Partner

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member

DRAPER FISHER JURVETSON NEW ENGLAND FUND I (SBIC), LLC

By:	/s/ Todd L. Hixon
Name:	Todd L. Hixon
Title:	Managing Member